March 16, 2017

VIA EMAIL

United States

Securities and Exchange Commission

Washington, D.C. 201549

Attention:

Craig Arakawa, Accounting Branch Chief
Office of Beverages, Apparel and Mining

Dear Sirs:

Re:

Rise Resources, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2016

Filed October 31, 2016

Form 10-Q for the Quarterly Period Ended October 31, 2016

Filed on December 9, 2016

File No. 000-53848

We write in response to your letter of February 28, 2017.  We provide the following responses to your comments:

Form 10-K for the Fiscal Year Ended July 31, 2016

Item 1. Business Description of Business

1.

We have deleted reference to “indicated resource” on page 23 and “inferred resource” on page 28.

2.

We have added a new section “Data Verification and Quality Assurance” to page 30.

Item 9A. Controls and Procedures

3.

We have provided a conclusion regarding the effectiveness of our disclosure controls and procedures and provided management’s annual report on internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended October 31, 2016

Item 4. Controls and Procedures

4.

We have provided a conclusion regarding the effectiveness of our disclosure controls and procedures.

Yours truly,

Rise Resources Inc.

Per:	/s/ Cale Thomas
Cale Thomas, Chief Financial Officer

Suite 488, 1090 West Georgia Street, Vancouver, BC V6E 3V7

(604) 260-4577  risecapitalresources.com